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                                                         OMB APPROVAL
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                                                OMB Number:          3235-0145
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                                                Expires:      September 30, 1988
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 8)

                          GLACIER WATER SERVICES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    376395109
                             ----------------------
                                 (CUSIP Number)

              ALVIN J. PORTNOY, 1800 AVENUE OF THE STARS, 2ND FLOOR
                     LOS ANGELES, CA 90067 / (310) 556-2721
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                DECEMBER 27, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------                                           -----------------
CUSIP No.  376395109                                           Page 1 of 2 Pages
--------------------                                           -----------------


-------- -----------------------------------------------------------------------

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         RICHARD A. KAYNE, ###-##-####

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                        (b)  [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         RICHARD A. KAYNE - 00
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         RICHARD A. KAYNE - U.S. CITIZEN
-------- -----------------------------------------------------------------------

    NUMBER OF         7    SOLE VOTING POWER
      SHARES               110,000
   BENEFICIALLY     ------ -----------------------------------------------------
     OWNED BY         8    SHARED VOTING POWER
       EACH                1,105,655
    REPORTING       ------ -----------------------------------------------------
      PERSON          9    SOLE DISPOSITIVE POWER
       WITH                110,000
                    ------ -----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                           1,105,655
----------------    ------ -----------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,215,655
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          36.6%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          RICHARD A. KAYNE - IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

--------------------                                           -----------------
CUSIP No.  376395109                                           Page 2 of 2 Pages
--------------------                                           -----------------


-------- -----------------------------------------------------------------------

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         KAIM NON-TRADITIONAL, L.P., 95-4486379

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                        (b)  [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         KAIM NON-TRADITIONAL, L.P. - 00
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         KAIM NON-TRADITIONAL, A CALIFORNIA LIMITED PARTNERSHIP
-------- -----------------------------------------------------------------------

    NUMBER OF         7    SOLE VOTING POWER
      SHARES               N/A
   BENEFICIALLY     ------ -----------------------------------------------------
     OWNED BY         8    SHARED VOTING POWER
       EACH                1,105,655
    REPORTING       ------ -----------------------------------------------------
      PERSON          9    SOLE DISPOSITIVE POWER
       WITH                N/A
                    ------ -----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                           1,105,655
----------------    ------ -----------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,105,655
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          33.3%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          KAIM NON-TRADITIONAL, L.P. - IA
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1.  Security and Issuer

Common Stock, with $0.01 Par Value.

         Glacier Water Services, Inc.
         2261 Cosmos Court
         Carlsbad, CA  92009

Item 2.  Identity and Background

a.       Richard A. Kayne
         1800 Avenue of the Stars, 2nd Floor
         Los Angeles, CA  90067

         Mr. Kayne is a U.S. Citizen

         Principal occupation:

         President, Chief Executive Officer and Director of KA Associates, Inc.(KA), a registered broker/dealer, and Kayne, Anderson Investment Management, Inc., the General Partner of KAIM Non-Traditional, L.P.(KAIM) a registered investment adviser under the Investment Advisers Act of 1940. KA and KAIM's principal business address is 1800 Avenue of the Stars, 2nd Floor, Los Angeles, CA 90067.

         During the past five years, Mr. Kayne and KA Associates, Inc. have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

b.       Kayne, Anderson Investment Management, Inc.
         1800 Avenue of the Stars, 2nd Floor
         Los Angeles, CA  90067

         Principal Occupation:             General Partner of two investment
                                           advisors registered under
                                           the Investment Advisors Act

         During the past five years, Kayne, Anderson Investment Management, Inc. has not been convicted in a criminal proceeding nor has it been a party to a civil proceeding of a judicial or administrative body or the subject of any judgements, decrees or final orders from the regulatory bodies.

         The officers are as follows:

                  John E. Anderson - Director
                  Richard A. Kayne - Director, C.E.O. and President Alvin J. Portnoy - Executive Vice President
                  William T. Miller - Chief Financial Officer

         John E. Anderson
         1800 Avenue of the Stars, Suite 1400
         Los Angeles, CA  90067

         Mr. Anderson is a U.S. Citizen

         Principal occupation:

         Chairman of Topa Equities, Ltd., a diversified investment company. Topa Equities principal business address is 1800 Avenue of the Stars, #1400, Los Angeles, CA 90067. Mr. Anderson is also Director of KA Associates, Inc. (KA), a registered broker/dealer, and Kayne, Anderson Investment Management, Inc., the General Partner of KAIM Non-Traditional, L.P.
         (KAIM), a registered investment adviser under the Investment Advisers Act of 1940. KA and KAIM's principal business address is 1800 Avenue of the Stars, 2nd Floor, Los Angeles, CA 90067.

         During the past five years,  Mr.  Anderson has not been  convicted in a
         criminal   proceeding   (excluding   traffic   violations   or  similar
         misdemeanors).

         Richard A. Kayne (see Item 2(a) above.)

         Alvin J. Portnoy
         1800 Avenue of the Stars, 2nd Floor
         Los Angeles, CA  90067

         Mr. Portnoy is a U.S. Citizen

         Corporate Secretary of KA Associates, Inc.(KA), a registered broker/dealer, and Executive Vice President of Kayne, Anderson Investment Management, Inc., the General Partner of KAIM Non-Traditional, L.P. (KAIM), a registered investment adviser under the Investment Advisers Act of 1940. KA and KAIM's principal business address is 1800 Avenue of the Stars, 2nd Floor, Los Angeles, CA 90067.

         During the past five years,  Mr.  Portnoy has not been  convicted  in a
         criminal   proceeding   (excluding   traffic   violations   or  similar
         misdemeanors).

         William T. Miller
         1800 Avenue of the Stars, 2nd Floor
         Los Angeles, CA  90067

         Mr. Miller is a U.S. Citizen

         Chief Financial Officer of KA Associates, Inc.(KA), a registered broker/dealer, and Kayne, Anderson Investment Management, Inc., the General Partner of KAIM Non-Traditional, L.P. (KAIM), a registered investment adviser under the Investment Advisers Act of 1940. KA and KAIM's principal business address is 1800 Avenue of the Stars, 2nd Floor, Los Angeles, CA 90067.

         During the past five  years,  Mr.  Miller has not been  convicted  in a
         criminal   proceeding   (excluding   traffic   violations   or  similar
         misdemeanors).

c.       KAIM Non-Traditional, L.P.
         1800 Avenue of the Stars, 2nd Floor
         Los Angeles, CA  90067

         Principal Occupation:               A Registered Investment Advisor
                                             under the Investment Advisors Act

         During the past five years, KAIM Non-Traditional, L.P. has not been convicted in a criminal proceeding nor has it been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

d.       Arbco Associates, L.P.
         1800 Avenue of the Stars, 2nd Floor
         Los Angeles, CA  90067

         Organized as a California Limited Partnership.

e.       Offense Group Associates, L.P.
         1800 Avenue of the Stars, 2nd Floor
         Los Angeles, CA  90067

         Organized as a California Limited Partnership.

f.       Kayne, Anderson Non-Traditional Investments, L.P.
         1800 Avenue of the Stars, 2nd Floor
         Los Angeles, CA  90067

         Organized as a California Limited Partnership.

Item 3.  Source and Amount of Funds or Other Consideration

Investment partnership funds were derived by a combination of cash contributions to the partnerships by the limited partners and, additionally, from the use of margin by certain of the partnerships.

Item 4.  Purpose of Transaction

The shares of the issuer were purchased for investment purposes. Richard A. Kayne and KAIM Non-Traditional, L.P., on behalf of its managed accounts, will consider making further sales or purchases of the shares.

Item 5.  Interest in Securities of the Issuer

a. - b. Richard A. Kayne has shared dispositive power and shared voting power with KAIM Non-Traditional, L.P. of 1,215,655 shares representing 36.6% of the issuer. Mr. Kayne has sole dispositive and voting power over the 110,000 shares he owns.

c.  All   transactions   for  the  reporting   parties  were  effected  by  KAIM
Non-Traditional, L.P. through KA Associates, Inc. as broker. Purchases of the shares were made as follows:


Date        Type   # of shares    Price     Where/how transaction effected
----        ----   -----------    -----     ------------------------------

11/26/96    Buy         500       20.00     Over the Counter (OTC)
12/04/96    Buy      10,000       20.81     Over the Counter (OTC)
12/18/96    Buy      23,300       21.55     Over the Counter (OTC)
12/19/96    Buy         200       21.67     Over the Counter (OTC)
12/24/96    Buy         200       22.30     Over the Counter (OTC)
12/27/96    Buy         200       22.80     Over the Counter (OTC)


d.  Not applicable

e.  Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable


Item 7.    Materials to Be Filed as Exhibits:

                  EXHIBIT TO SCHEDULE 13D OF FILING CONCERNING
                          GLACIER WATER SERVICES, INC.


                                                                      Shares
                                                                      ------
  KA Associates, Inc.

     o  Managed Investment Partnerships                              1,025,655

     o  Other Managed Accounts                                          80,000

     o  Richard A. Kayne                                               110,000
                                                                     ---------

  Total                                                              1,215,655



01/09/97

               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)



This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and between [among] the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or
Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.


         /s/ Alvin J. Portnoy
         --------------------------------
         Richard A. Kayne, by
         Alvin J. Portnoy (see attached Power of Attorney)


         /s/ Alvin J. Portnoy
         --------------------------------
         KA Associates, Inc., by
         Alvin J. Portnoy, Executive Vice President

                             POWER OF ATTORNEY FOR
                      SCHEDULES 13D AND 13G AND FORMS 13F


          I, Richard A. Kayne, in my individual capacity and as the principal executive officer of KA Associates, Inc. and Kayne, Anderson Investment Management, Inc. hereby appoint Alvin J. Portnoy as attorney-in-fact and agent, in all capacities, to execute, on my behalf and on behalf of the above-listed corporations for which I serve as the principal executive officer, and to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13D, Schedules 13G and Forms 13F and documents relating thereto and requests for confidential treatment of information contained therein. I hereby grant to said attorney-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue thereof.

          I hereby execute this Power of Attorney as of this 9th day of January, 1997.


                                           /s/ Richard A. Kayne
                                           -------------------------------------
                                               Richard A. Kayne